SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE
7-1-02

02043352

For the month of July, 2002

TESMA INTERNATIONAL INC.

1000 Tesma Way, Concord, Ontario L4K 5R8

SEC MAIL RECEIVED PROCESSING
JUL 19 2002
WASH. D.C.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F XX

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No XX

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

TESMA INTERNATIONAL INC. (Registrant)

By: ____________________
Anthony E. Dobranowski
President and Chief Financial Officer

PROCESSED
JUL 22 2002
THOMSON
FINANCIAL

Date: July 18, 2002

EXHIBITS

Exhibit 1	Announcing the completion of the previously announced sale of 2,850,000 Class A Subordinate Voting Shares from treasury of the Registrant.

Tesma International Inc.
1000 Tesma Way
Concord, Ontario L4K 5R8
Tel: (905) 417-2100
Fax: (905) 417-2101

PRESS RELEASE

TESMA ANNOUNCES COMPLETION OF OFFERING

July 18, 2002, Concord, Ontario......Tesma International Inc. (TSX: TSM.A; NASDAQ: TSMA) ("Tesma") today announced the completion of the previously announced sale of 2,850,000 Class A Subordinate Voting Shares from treasury at $35.15 per share to a syndicate led by Scotia Capital Inc. and including TD Securities Inc. and RBC Capital Markets.

Tesma, a global supplier of highly-engineered engine, transmission and fueling systems and modules for the automotive industry, employs over 4,600 employees in North America, Europe and Asia in 22 manufacturing facilities and two research centres.

For further information regarding this release, please contact Anthony E. Dobranowski, President and Chief Financial Officer of Tesma at (905) 417-2155.

NOT FOR DISTRIBUTION TO U.S NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.